EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Form S-8 (No. 333-103720 and 333-131847) and Form S-3/A (No. 333-130316) of Hydrogen Power, Inc. (f/k/a Equitex, Inc.) of our report dated April 10, 2006 (which includes and explanatory paragraph stating that on January 31, 2006, FastFunds Financial Corporation, a majority-owned subsidiary of the Company, sold substantially all of the assets of its wholly-owned subsidiary of Chex Services, Inc. This subsidiary conducted most of the Company’s business operations and is presented as discontinued operations in the accompanying consolidated financial statements. In addition, our report contains an explanatory paragraph stating that on March 14, 2006, the Company acquired Hydrogen Power, Inc.) which appears on page F-2 of this annual report on Form 10-K of Hydrogen Power, Inc. for the year ended December 31, 2006.

/s/GHP Horwath, P.C.

Denver, Colorado
May 17, 2007